SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




         RYANAIR PLANS UP TO 40 TELESALES REDUNDANCIES IN DUBLIN

Ryanair, today (Friday, 28th March 2008) announced that it plans to close its Dublin Telesales Operation (Ryanair Direct) at the end of May, which may lead to up to 40 redundancies as part of its cost reduction programme to combat record high ($100 p. bl.) oil prices, while continuing to guarantee the lowest fares and no fuel surcharges for passengers.

Speaking today, Ryanair's CEO Michael O'Leary said:

        "The decision to close our Dublin Telesales activity is a painful one. Sadly, the operation is no longer viable or cost competitive against a backdrop of dwindling demand for phone bookings (now less than 1% of sales) while Internet bookings now account for over 99% of ticket sales. Our existing Romanian and German call centres will continue to provide telesales services at 60% lower costs than Ryanair Direct. These kind of cost savings must be made if Ryanair is to remain Europe's lowest cost airline in these difficult recessionary markets.

        "Whilst we will be encouraging these telesales people to apply for other vacancies in Ryanair, should they not apply or be successful, then they will be made redundant at the end of May. While record high oil prices and falling fares continue, it is sensible and prudent that we streamline our business and reduce costs in order to remain the only airline in Europe to guarantee the lowest fares and guarantee no fuel surcharges ever"


ENDS                                                 Friday, 28th March 2008


For reference:

Peter Sherrard                           Pauline McAlester / Robert Marshall
Ryanair                                  Murray Consultants
Tel: 00 353 1 812 1598                   Tel: 00 353 1 4980300


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28 March, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director